UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
of Management Investment Companies           Estimate average
burden hours
                                               per response . .
.. . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-08236	                                  November 30, 2011

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA     X       MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Northern Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South LaSalle, Chicago, IL 60601

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Northern Funds
We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Northern Global Tactical Asset Allocation Fund (the "Fund"), a series of Northern Funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 2011. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2011, and with respect to agreement of security purchases and sales, for the period from October 31, 2011 (the date of our last examination) through November 30, 2011:
1. Confirmation of all securities held in book entry form on behalf of Northern Trust ("NT"), the Fund's custodian, by the Northern Trust Transfer Agency Group, and by The Depository Trust Company;

2. Reconciliation of all such securities to the books and records of the
Fund and NT; and

3. Agreement of 2 security purchases and 1 security sale or maturity since our last report from the books and records of the Fund to the subsequent settlement in cash records provided by NT.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Northern Global Tactical Asset Allocation Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2011 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP
Chicago, Illinois
May 14, 2012





Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of Northern Global Tactical Asset Allocation Fund (the "Fund"), a series of Northern Funds, are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2011, and from October 31, 2011 (the date of last examination) through November 30, 2011.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2011, and from October 31, 2011 (the date of last examination) through November 30, 2011, with respect to securities reflected in the investment accounts of the Fund.

Northern Global Tactical Asset Allocation Fund
By:
/s/ Lloyd Wennlund
Lloyd A. Wennlund
President, Northern Global Tactical Asset Allocation Fund

/s/ Randy Rein
Randall Rein
Treasurer, Northern Global Tactical Asset Allocation Fund